October 7, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ranson, Assistant Director Division of Corporation Finance

Re:	Omagine, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-198008

Ladies and Gentlemen:

On behalf of Omagine, Inc.,  a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-198008), as initially filed with the Securities and Exchange Commission (“Commission”) on August 8, 2014 and amended on September 23, 2014 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement in order to seek to amend the agreement between the Company and the selling shareholder.  The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to David B. Manno, Esq. of Sichenzia Ross Friedman Ference LLP via email at dmanno@srff.com  via facsimile at (212) 930-9725.

Should you have any questions regarding this request for withdrawal, please contact  David B. Manno  of Sichenzia Ross Friedman Ference LLP by telephone at (212) 981-6772.

Very truly yours,

/s/ Frank J. Drohan
Frank J. Drohan
President and Chief Executive Officer

cc:   David B. Manno